Exhibit 99.1
COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2012 and September 30, 2013
(Expressed in thousands of U.S. dollars)

	December 31, 2012 (Audited)	September 30, 2013 (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$120,371
Restricted cash	5,330	6,165
Accounts receivable	2,237	11,840
Inventories (Note 4)	9,398	13,318
Due from related parties (Note 3)	2,616	2,431
Fair value of derivatives (Notes 17 and 18)	165	-
Insurance claims receivable	1,454	1,651
Accrued charter revenue (Note 11)	5,100	5,028
Prepayments and other	1,862	3,155
Vessel held for sale	4,441	-
Total current assets	299,924	163,959
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 5)	339,552	231,134
Vessels, net (Note 6)	1,582,345	2,113,826
Total fixed assets, net	1,921,897	2,344,960
NON-CURRENT ASSETS:
Investment in affiliates (Notes 8 and 9)	-	23,470
Accounts receivable, non-current	-	6,735
Deferred charges, net (Note 7)	34,099	31,457
Restricted cash	41,992	48,533
Accrued charter revenue, non-current (Note 11)	13,422	9,555
Total assets	$2,311,334	$2,628,669
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$162,169	$201,532
Accounts payable	5,882	7,675
Accrued liabilities	9,292	14,326
Unearned revenue (Note 11)	5,595	7,128
Fair value of derivatives (Notes 17 and 18)	55,701	52,895
Other current liabilities	10,772	2,207
Total current liabilities	249,411	285,763
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 10)	1,399,720	1,617,751
Fair value of derivatives, net of current portion (Notes 17 and 18)	125,110	61,808
Unearned revenue, net of current portion (Note 11)	16,641	23,424
Total non-current liabilities	1,541,471	1,702,983
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Common stock (Note 13)	8	8
Additional paid-in capital (Note 13)	714,100	762,142
Accumulated deficit	(40,814)	(25,752)
Accumulated other comprehensive loss (Notes 17 and 19)	(152,842)	(96,475)
Total stockholders’ equity	520,452	639,923
Total liabilities and stockholders’ equity	$2,311,334	$2,628,669

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Income
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

	2012	2013
REVENUES:
Voyage revenue	$290,962	$301,700
EXPENSES:
Voyage expenses	(3,990)	(2,520)
Voyage expenses—related parties (Note 3)	(2,161)	(2,283)
Vessels’ operating expenses	(84,700)	(85,904)
General and administrative expenses	(3,086)	(3,283)
Management fees—related parties (Note 3)	(11,418)	(12,303)
Amortization of dry-docking and special survey costs (Note 7)	(6,017)	(6,135)
Depreciation (Notes 6 and 19)	(60,182)	(65,158)
Gain / (Loss) on sale / disposal of vessels, net (Note 6)	(4,296)	518
Foreign exchange gains / (losses), net	167	118
Operating income	115,279	124,750
OTHER INCOME (EXPENSES):
Interest income	1,173	448
Interest and finance costs (Note 15)	(57,840)	(56,923)
Equity gain on investment (Note 9)	-	295
Other, net	(93)	844
Gain / (Loss) on derivative instruments, net (Note 17)	(321)	6,821
Total other income (expenses)	(57,081)	(48,515)
Net Income	$58,198	$76,235

Distributed earnings allocated to Preferred Stock	-	(585)
Net income available to Common Stockholders	58,198	75,650
Earnings per common share, basic and diluted (Note 14)	$0.89	$1.01
Weighted average number of shares, basic and diluted	65,582,847	74,800,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2012	2013
Net income for the period	$58,198	$76,235
Other comprehensive income / (loss)
Unrealized gain / (loss) on cash flow hedges, net (Notes 17 and 19)	(20,511)	59,122
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 19)	(2,316)	(2,785)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 19)	-	30

Other comprehensive income / (loss) for the period	$(22,827)	$56,367
Total comprehensive income for the period	$35,371	$132,602

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Stockholder’s Equity
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

							Retained
	Preferred Stock (Series B)		Common Stock		Additional	Accumulated	Earnings
	# of	Par	# of	Par	Paid-in	Comprehensive	(Accumulated
	shares	value	shares	value	Capital	Income/(Loss)	Deficit)	Total
BALANCE, January 1, 2012	-	$-	60,300,000	$6	$519,971	$(141,137)	$(48,854)	$329,986
- Net income	-	-	-	-	-	-	58,198	58,198
- Dividends	-	-	-	-	-	-	(52,893)	(52,893)
- Other comprehensive income / (loss)	-	-	-	-	-	(22,827)	-	(22,827)
- Follow-on offerings proceeds, net	-	-	7,500,000	1	100,990	-	-	100,991
- Follow-on offerings expenses	-	-	-	-	(407)	-	-	(407)
BALANCE, September 30, 2012	-	$-	67,800,000	$7	$620,554	$(163,964)	$(43,549)	$413,048

BALANCE, January 1, 2013			74,800,000	$8	$714,100	$(152,842)	$(40,814)	$520,452
- Net income	-	-	-	-	-	-	76,235	76,235
- Preferred stock issuance	2,000,000	-	-	-	48,425	-	-	48,425
- Preferred stock expenses	-	-	-	-	(383)	-	-	(383)
- Dividends –Common stock	-	-	-	-	-	-	(60,588)	(60,588)
- Dividends –Preferred stock	-	-	-	-	-	-	(585)	(585)
- Other comprehensive income / (loss)	-	-	-	-	-	56,367	-	56,367
BALANCE, September 30, 2013	2,000,000	$-	74,800,000	$8	$762,142	$(96,475)	$(25,752)	$639,923

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Unaudited Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2012	2013

Cash Flows From Operating Activities:
Net income:	$58,198	$76,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	60,182	65,158
Amortization and write off of financing costs	849	1,056
Amortization of deferred dry-docking and special survey	6,017	6,135
Amortization of unearned revenue	(396)	-
Net settlements on interest rate swaps qualifying for cash flow hedge	(2,316)	(2,785)
Loss / (Gain) on derivative instruments	321	(6,821)
Loss / (Gain) on sale / disposal of vessels, net	4,296	(518)
Equity gain on investment	-	(295)
Changes in operating assets and liabilities:
Accounts receivable	(666)	(16,338)
Due from related parties	231	185
Inventories	(1,745)	(3,920)
Insurance claims receivable	153	(197)
Prepayments and other	(618)	(1,559)
Accounts payable	1,400	1,793
Accrued liabilities	1,024	4,497
Unearned revenue	756	1,582
Other current liabilities	(113)	(656)
Dry-dockings	(8,071)	(5,357)
Accrued charter revenue	3,909	10,673
Net Cash provided by Operating Activities	123,411	128,868
Cash Flows From Investing Activities:
Investment in affiliates	-	(8,842)
Proceeds from the sale of subsidiary	-	16,044
Advances for vessel acquisitions	(109,048)	(482,357)
Vessels acquisitions / Additions to vessel cost	(73,743)	(51,853)
Proceeds from the sale of vessels, net	20,814	13,891
Net Cash used in Investing Activities	(161,977)	(513,117)
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	100,584	48,042
Proceeds from long-term debt	241,160	377,844
Repayment of long-term debt	(129,327)	(120,450)
Payment of financing costs	(545)	(173)
Dividends paid	(52,893)	(60,588)
Increase in restricted cash	(1,278)	(7,376)
Net Cash provided by Financing Activities	157,701	237,299
Net increase / (decrease) in cash and cash equivalents	119,135	(146,950)
Cash and cash equivalents at beginning of the period	97,996	267,321
Cash and cash equivalents at end of the period	$217,131	$120,371
Supplemental Cash Information:
Cash paid during the period for interest	$19,337	$22,269

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. At September 30, 2013, members of the Family owned, directly or indirectly, approximately 64.8% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2012 and September 30, 2013, the Company owned and operated a fleet of 47 and 51 container vessels, respectively, with a total carrying capacity of approximately 239,498 TEU and 287,045 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long, medium and short-term time charters.

At September 30, 2013, Costamare had 86 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for one incorporated in the Republic of the Marshall Islands, out of which 51 operate vessels, 28 sold or disposed their vessels and are dormant, four were established in 2010 and 2011 to be used for the acquisition of four newbuild vessels (Note 5), two were established to be used for future vessel acquisitions and one was established in 2013 to participate in investments (Note 8).

Revenues for the nine-month periods ended September 30, 2012 and 2013, that derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2012	2013
A	33%	31%
B	23%	24%
C	17%	17%
D	10%	9%
E	6%	11%
Total	89%	92%

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

1. Basis of Presentation and General Information - continued:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the nine-month period ended September 30, 2013. Since January 1, 2013, the Company adopted ASU 2013-02 issued by FASB in February 2013, “Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. Due to business developments the Company adopted a new accounting policy regarding investment in affiliates:

Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company's share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses unless the Company has incurred obligations or made payments on behalf of the affiliate.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of the Company’s officers (Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company's officers in aggregate).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), which are also controlled by Mr. Konstantakopoulos, or, through or together with, a third party sub-manager, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership. Up to April 2013, Costamare Shipping also provided such services through CIEL Shipmanagement S.A. (“CIEL”), another company controlled by Mr. Konstantakopoulos.  (We refer to Costamare Shipping, and Shanghai Costamare and, up to April 2013, CIEL as our “affiliated managers”).

Pursuant to the management agreement, Costamare Shipping receives a daily fee for each containership as follows: (i) for each containership (subject to any charter other than a bareboat charter) it receives a daily fee of $0.884 since January 1, 2013 ( $0.850 for 2012 and 2011), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel, (ii) for each containership subject to a bareboat charter it receives a daily fee of $0.442 since January 1, 2013 ($0.425 for 2012 and 2011), prorated for the calendar days the Company owns each containership and for the three-month period following the date of the sale of a vessel.

The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company, provided that such flat fee (which is fixed at the time of the ordering of any newbuild and remains constant until its delivery) will be annually adjusted upwards by 4% for any vessels ordered after December 31, 2012 and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet.

The initial term of the management agreement expires on December 31, 2015 and will be automatically extended in additional one-year increments until December 31, 2020, at which point it will expire. The daily management fee for each containership was fixed until December 31, 2012 and is thereafter annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece Since April 2013, the Cell has provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels (including all container vessels previously managed by CIEL), pursuant to separate management agreements entered into between V.Ships Greece and the owner of the respective container vessel, for a daily management fee.  Costamare Shipping remains the head manager for all vessels owned by the Company.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

The Cell also offers ship management services to third-party owners and the net profits from the operation of the Cell are split equally between V.Ships Greece and Costamare Shipping. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. As at September 30, 2013, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services, to 18 Costamare Inc. vessels.

Management fees charged by the Manager in the nine-month periods ended September 30, 2012 and 2013, amounted to $9,173 and $11,347, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $2,283 for the nine-month period ended September 30, 2013 ($2,161 for the nine-month period ended September 30, 2012), representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income for the nine-month periods ended September 30, 2012 and 2013, (ii) $750 for the services of the Company’s officers, in aggregate which is included in General and administrative expenses in the accompanying consolidated statements of income for the nine-month periods ended September 30, 2012 and 2013 and (iii) $2,100 supervision fees for six newbuild vessels, which is recorded in Advances for vessels acquisition in the  accompanying 2013 consolidated balance sheet ($3,500 for ten vessels which is recorded in Advances for vessels acquisition in the accompanying 2012 consolidated balance sheet). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece holds the amount of $1,350 ($75 per vessel) as working capital security, which amount is included in Accounts receivable, non-current in the accompanying September 30, 2013 consolidated balance sheet.

During the nine-month period ended September 30, 2013, the Manager charged, in aggregate to the companies established pursuant to the Framework Agreement (Note 8 and 9) (i) $195 for management fees, (ii) $370 representing 1.25% sale and purchase commission on the acquisition cost of vessels Petalidi, Ensenada Express and X-Press Padma and (iii) $81 representing a prorated annual fee for general and administrative services.

The balance due from the Manager at December 31, 2012 and September 30, 2013, amounted to $1,561 and $1,481, respectively, which are included in Due from related parties in the accompanying 2012 and 2013 consolidated balance sheets.

(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned, effective November 30, 2012, by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer (prior to November 30, 2012 Mr. Konstantinos Konstantakopoulos owned 50.2% and Mr. Dimitrios Lemonidis owned 49.8% of CIEL). CIEL was not part of the consolidated group of the Company but was an affiliated manager up to April 2013. CIEL, up to April 2013, provided the Company’s vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel ($0.600 in 2012). CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. As of September 30, 2013, CIEL did not provide technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any (twelve at December 31, 2012) of the Company’s containerships. Management fees charged by CIEL in the nine-month periods ended September 30, 2012 and 2013 amounted to $2,245 and $956, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2012 and September 30, 2013, amounted to $1,055 and $950, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

3. Transactions with Related Parties - continued:

(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s Chairman and General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels have been subcontracted from the Manager to Shanghai Costamare. As of September 30, 2013, Shanghai Costamare provided such services to eight (nine as of December 31, 2012) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2012 and September 30, 2013.

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2012	September 30, 2013
Bunkers	268	1,637
Lubricants	7,448	10,017
Spare parts	1,682	1,664
Total	9,398	13,318

5. Advances for Vessels Acquisitions:

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. These three newbuild vessels are scheduled to be delivered between December 2013 and March 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild vessels (Hulls S4010 and S4011), each of approximately 8,827 TEU capacity. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed with respect to the three 9,403 TEU vessels discussed in the preceding paragraph. The newbuild vessels MSC Athens (Hull S4010) and MSC Athos (Hull S4011) were delivered to the Company on March 14, 2013 and April 8, 2013, respectively, and the amount of $196,675, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, MSC Athens and MSC Athos commenced their ten-year charter party agreements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

5. Advances for Vessels Acquisitions - continued:

On April 20, 2011, the Company, through its five wholly-owned subsidiaries Quentin Shipping Co., Raymond Shipping Co., Sander Shipping Co., Terance Shipping Co. and Undine Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild vessels (Hulls S4020, S4021, S4022, S4023 and S4024), each of approximately 8,827 TEU capacity. The Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010, for the three approximately 9,403 TEU vessels discussed above. The newbuild vessels Valor (S4020), Value (S4021), Valiant (S4022) and Valence (S4023) were delivered to the Company on June 3, 2013, June 25, 2013, August 5, 2013 and September 2, 2013, respectively, and the amount of $394,100, in aggregate, which includes the contract price, capitalized interest and financing costs and other capitalized costs, was transferred to Vessels, net. Upon their delivery, Valor, Value, Valiant and Valence commenced their long-term charter party agreements. Hull S4024 is scheduled to be delivered to the Company during the fourth quarter of 2013.

The total aggregate price for all ten newbuild vessels is $953,740, payable in installments until their deliveries, of which $791,943 was paid up to September 30, 2013 ($324,329 paid up to December 31, 2012 and $467,614 paid during the nine-month period ended September 30, 2013).

The amount of $339,552 and $231,134 is included in Advances for vessel acquisitions in the accompanying 2012 and 2013 consolidated balance sheets, respectively, and represents amounts paid to the shipyards and other costs, as analyzed below:

	December 31, 2012	September 30, 2013
Pre-delivery installments	324,329	791,943
Capitalized interest and finance costs	8,053	13,758
Other capitalized costs	7,170	16,208
Transferred to Vessels, net	-	(590,775)
Total	339,552	231,134

The shipbuilding contracts in respect of the vessels under construction as at September 30, 2013, have been assigned to the lending banks as security under the loans discussed in Note 10.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	2,304,036	(721,691)	1,582,345
Depreciation	-	(65,128)	(65,128)
Vessel acquisitions and other vessels’ cost	51,853	-	51,853
Transfer from advances for vessel acquisitions	590,775	-	590,775
Derecognition of vessels	(29,659)	53	(29,606)
Disposals	(54,343)	37,930	(16,413)
Balance, September 30, 2013	2,862,662	(748,836)	2,113,826

During the nine-month period ended September 30, 2013, the Company took delivery from the shipyard the six newbuild container vessels (Note 5) MSC Athens, MSC Athos, Valor, Value, Valiant and Valence at an aggregate total cost of $590,775. Furthermore, during the nine-month period ended September 30, 2013, the Company acquired the four secondhand container vessels Venetiko, Petalidi, Ensenada Express and X-Press Padma at an aggregate price of $51,853. On July 12, 2013, pursuant to the Framework Agreement (Notes 8 and 9), York (as defined below) participated with 51% in the share capital of the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma (Note 9). As at that date, the net book value of these vessels was $29,606, in aggregate.

On December 3, 2012, the Company contracted to sell for scrap the vessel MSC Washington at a sale price of $8,154. The vessel was delivered to her scrap buyers on January 2, 2013. As of December 31, 2012, the Company had received the total sale price from the scrap buyers amounting to $7,909, net of expenses related to the sale, which is included in “Other current liabilities” in the 2012 consolidated balance sheet. During the nine-month period ended September 30, 2013, the Company sold for scrap the container vessels MSC Austria and MSC Antwerp at an aggregate sale price of $15,655. From the aforementioned 2013 sales, the Company recognized a net gain of $518, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2013 consolidated statement of income.

During the year ended December 31, 2012, the Company acquired five secondhand containerships, MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini, at an aggregate price of $73,000.

During the nine-month period ended September 30, 2012, the Company sold for scrap the container vessels Gather, Gifted, Genius I and Horizon at an aggregate price of $22,110 and recognized a net loss of $4,296, which is separately reflected in Gain / (Loss) on sale / disposal of vessels, net in the accompanying 2012 consolidated statement of income.

As of September 30, 2013, one of the Company’s vessel, having total carrying value of $4,751 was fully depreciated.

Forty-eight of the Company’s vessels, having a total carrying value of $1,976,264 as of September 30, 2013, have been provided as collateral to secure the long-term debt discussed in Note 10.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2012	11,313	22,786	34,099
Additions	173	5,357	5,530
Amortization	(1,056)	(6,135)	(7,191)
Derecognition of deferred charges	-	(553)	(553)
Write-off	-	(428)	(428)
Balance, September 30, 2013	10,430	21,027	31,457

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 10. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the nine-month periods ended September 30, 2012 and 2013, six vessels and seven vessels (including the Petalidi (Note 9)), respectively, underwent their special survey.

8. Costamare Ventures Inc.

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Agreement”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition of container vessels.  Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue and are therefore not jointly acquired.

Under the terms of the Framework Agreement, York has agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures has agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions.  Depending on the amount Costamare Ventures elects to invest, it is expected to hold between 25% and 49% of the equity in the entities that will be formed under the Framework Agreement (the “affiliate ship-owning companies”) and York will hold the balance.  Costamare Shipping provides shipmanagement and administrative services to the jointly acquired vessels, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Framework Agreement will terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as defined therein.  At that time, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities.  The Company accounts for the entities formed under the Framework Agreement as equity investments. As at September 30, 2013, the Company, pursuant to the Framework Agreement, holds 49% of the capital stock of five affiliate ship-owning companies (Note 9).

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

9. Investments in Affiliate:

The affiliate ship-owning companies, all of which are incorporated in the Marshall Islands, are accounted for under the equity method, are as follows:

		Participation %
Entity	Vessel/Hull	September 30, 2013	Year Established /Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	X-Press Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013

In July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to participate with a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.

Furthermore, in July 2013, Costamare Ventures participated with 49% in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 9,000 TEU container vessels, subject to upgrade, by contributing $8,842, in the aggregate.

The summarized financial information of the affiliates is as follows:

September 30, 2013
Non-current assets	48,763
Current assets	1,398
50,161

Current liabilities	2,263
Period July 12, 2013 to September 30, 2013
Voyage revenue	2,557
Net Income	603

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)
		December 31, 2012	September 30, 2013
1.	Credit Facility	767,164	698,247
2.	Term Loans:
1.	Costis Maritime Corporation and Christos Maritime Corporation	109,500	105,000
2.	Mas Shipping Co.	54,750	47,000
3.	Montes Shipping Co. and Kelsen Shipping Co.	102,000	96,000
4.	Marathos Shipping Inc.	-	-
5.	Capetanissa Maritime Corporation	60,000	55,000
6.	Rena Maritime Corporation	57,500	52,500
7.	Bullow Investments Inc.	-	-
8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co.	-	-
9.	Costamare Inc.	103,986	93,571
10.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	32,199	108,263
11.	Costamare Inc.	53,480	129,243
12.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	61,120	173,173
13.	Raymond Shipping Co. and Terance Shipping Co.	45,840	151,436
14.	Costamare Inc.	114,350	109,850
		794,725	1,121,036
	Total	1,561,889	1,819,283
	Less-current portion	(162,169)	(201,532)
	Long-term portion	1,399,720	1,617,751

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Following the sale of MSC Antwerp (ex. Sophia Britannia) (Note 6) the Company, on September 30, 2013, repaid $1,500 of the Facility.

The outstanding balance of the Facility as of September 30, 2013, is repayable in 19 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,260 payable together with the last installment. The quarterly installments were calculated using a formula specified in the agreement, following the amalgamation of the Facility’s compounds on June 30, 2011, as documented in the third supplemental agreement to the Facility that the Company entered into on September 6, 2011.

On December 17, 2012, the Company entered into a fourth supplemental agreement which released two of the Company subsidiaries guarantors and the mortgages over their vessels, and replaced them with mortgages over two other vessels. On May 28, 2013, the Company entered into a fifth supplemental agreement under which the bank agreed to the change of flags of five of the Company’s vessels and to the transfer of the technical management of two of the Company’s vessels to V.Ships Greece. On August 30, 2013, the Company entered into a sixth supplemental agreement which released one of the Company’s subsidiary guarantor and the mortgage over its vessel, and replaced it with mortgages over two other vessels.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt - continued:

The Facility, as of September 30, 2013, was secured with, among other things, first priority mortgages over 18 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.

The Facility and certain of the term loans described under Note 10.2 below include among others, financial covenants requiring (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000 and (v) net funded debt to total net assets ratio of less than 80% on a charter inclusive valuation basis. The Company’s other term loans described under Note 10.2 below also contain financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at September 30, 2013, the outstanding balance of the loan of $105,000 is repayable in 10 equal semi-annual installments of $4,500, each from November 2013 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at September 30, 2013, the outstanding balance of the loan of $47,000 is repayable in 9 variable semi-annual installments from February 2014 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at September 30, 2013, the outstanding balance of the loan of $96,000 is repayable in 9 equal semi-annual installments of $6,000 each from December 2013 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4. In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel MSC Mandraki (ex. Maersk Mandraki). The loan was fully repaid on November 16, 2012.

5. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at September 30, 2013, the outstanding balance of the loan of $55,000 is repayable in 10 equal semi-annual installments of $2,500 each from February 2014 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt - continued:

6. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at September 30, 2013, the outstanding balance of the loan of $52,500 is repayable in 9 equal semi-annual installments of $2,500 each from February 2014 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7. In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel MSC Mykonos (ex. Maersk Mykonos). The loan was fully repaid on November 16, 2012.

8. In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co. and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius I and Gifted. Following the sale of Garden in December 2011, the Company repaid the amount of $2,921 and following the sale of Gather (Note 6) in March 2012, the Company repaid the amount of $3,479. In May 2012 the Company repaid the remaining balance of the loan, amounting to $6,958, following the sale of Gifted and Genius I.

9. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of September 30, 2013, the Company has drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, Koroni and Kyparissia, respectively. As at September 30, 2013, the outstanding balance of the tranche (a) of the loan of $30,800 is repayable in 24 quarterly installments of $962.5 from November 2013 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at September 30, 2013, the outstanding balance of the tranche (b) of the loan of $34,650 is repayable in 25 quarterly installments of $1,050 from October 2013 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at September 30, 2013, the outstanding balance of the tranche (c) of the loan of $17,850 is repayable in 26 quarterly installments of $525 from November 2013 to February 2020 and a balloon payment of $4,200 payable together with the last installment. As at September 30, 2013, the outstanding balance of the tranche (d) of the loan of $5,135.6 is repayable in 7 quarterly installments of $466.9 from November 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment. As at September 30, 2013, the outstanding balance of the tranche (e) of the loan of $5,135.6 is repayable in 7 quarterly installments of $466.9 from November 2013 to May 2015 and a balloon payment of $1,867.5 payable together with the last installment.

10. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A (Note 5). The drawdown of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of September 30, 2013, the Company has drawn the amount of $108,263, in aggregate, in order to partly refinance the second installment and fully finance the third and fourth pre-delivery installment of hulls H1068A, H1069A and H1070A.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt - continued:

11. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011 (Note 5). In April 2011, the Company drew down the amount of $26,740 in order to partly refinance the first pre-delivery installment of Hulls S4010 and S4011. During the year ended December 31, 2012, the Company drew down the amount of $26,740, in aggregate, in order to partly finance the second and third pre-delivery installments of Hulls S4010 and S4011. Furthermore, during the nine-month period ended September 30, 2013, the Company drew down in aggregate the amount of $80,220, in order to partly finance the final installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at September 30, 2013, the outstanding balance of the loan of $129,243 is repayable in 15 semi-annual installments of $4,456.7 from January 2014 until January 2021 and a balloon payment of $62,392.8 payable together with the last installment.

12. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024 (Note 5). The drawdown of the facility will be made in three tranches, one for each Hull. On August 26, 2011, the Company drew down an amount of $22,920 in order to partly refinance the first pre-delivery installment of Hulls S4020, S4022 and S4024. In April 2012 and May 2012, the Company drew down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second pre-delivery installments of Hulls S4020 and S4022. In August 2012, the Company drew down the amount of $15,280 in order to partly finance the second and the third pre-delivery installments of Hulls S4024 and S4020, respectively. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of Hull S4022. In January 2013, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of Hull S4024. In May 2013, the Company drew down the amount of $53,480 in order to partly finance the final installment of Hull S4020 (Valor), which was delivered to the Company on June 3, 2013. In August 2013, the Company drew down the amount of $53,480 in order to partly finance the final installment of Hull S4022 (Valiant), which was delivered to the Company on August 5, 2013. As at September 30, 2013, the outstanding balance of the tranche (a) of $75,127 relating to Hull S4020 (Valor), is repayable in 27 quarterly installments of $1,273.4 from October 2013 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment.  As at September 30, 2013, the outstanding balance of the tranche (b) of $75,127 relating to Hull S4022 (Valiant), is repayable in 27 quarterly installments of $1,273.4 until June 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at September 30, 2013, the outstanding balance of the tranche relating to Hull S4024 was $22,920. Once fully drawn the tranche will be repayable in 28 quarterly installments of  $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 starting in three months period after the delivery of the Hull S4024.

13. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023 (Note 5). On October 25, 2011, the Company drew down an amount of $15,280 in order to partly refinance the first pre-delivery installment of Hulls S4021 and S4023. In April 2012, the Company drew down the amount of $7,640 in order to partly finance the second pre-delivery installment of Hull S4021. In July 2012 and September 2012, the Company drew-down the amounts of $7,640 and $7,640, respectively, in order to partly finance the second and the third pre-delivery installments of Hulls S4023 and S4021. In December 2012, the Company drew down the amount of $7,640 in order to partly finance the third pre-delivery installment of Hull S4023. In June 2013, the Company drew down the amount of $53,480 in order to partly finance the final installment of Hull S4021 (Value), which was delivered to the Company on June 25, 2013. In August 2013, the Company drew down the amount of $53,480 in order to partly finance the final installment of Hull S4023 (Valence), which was delivered to the Company on September 2, 2013. As at September 30, 2013, the outstanding balance of the tranche (a) of $75,036 relating to Hull S4021 (Value), is repayable in 27 quarterly installments of $1,364.3 from December 2013 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at September 30, 2013 the tranche (b) of the loan of $76,400 relating to Hull S4023 (Valence) was drawn down in full and is repayable in 28 quarterly installments of $1,364.3 from November 2013 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt - continued:

14. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck which was drawn down in August 2012 upon the delivery of the vessel. As at September 30, 2013 the outstanding balance of $109,850 is repayable in 21 quarterly variable consecutive installments from December 2013 to December 2018 and a balloon payment of $47,850 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 100% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after September 30, 2013, are as follows:

Year ending December 31,	Amount
2013	43,219
2014	209,541
2015	211,445
2016	201,343
2017	243,343
2018 and thereafter	910,392
1,819,283

The interest rates of Costamare’s long-term debt at December 31, 2012 and September 30, 2013, were in the range of 2.71%-6.75% and 1.25%-6.75%, respectively. The weighted average interest rate as at December 31, 2012 and September 30, 2013, was 4.4% and 4.3%, respectively.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

10. Long-Term Debt - continued:

Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 15) for the nine-month periods ended September 30, 2012 and 2013, amounted to $58,809 and $62,037, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2012, $5,859 was capitalized and is included (a) in Advances for vessel acquisitions ($3,543) in the accompanying 2012 consolidated balance sheet and (b) in the statement of comprehensive income (loss) ($2,316), representing net settlements on interest rate swaps qualifying for cash flow hedge.

Of the above amount incurred in 2013, $8,490 was capitalized and is included (a) in Advances for vessel acquisitions ($5,705) in the accompanying 2013 consolidated balance sheet and (b) in the statement of comprehensive income / (loss) ($2,785), representing net settlements on interest rate swaps qualifying for cash flow hedge.

11. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2012 and September 30, 2013, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2012, the net accrued charter revenue totaling to $288 is comprised of $5,100, separately reflected in Current assets, $13,422 separately reflected in Non-current assets, and $18,234 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying December 31, 2012 consolidated balance sheet. As at September 30, 2013, the net accrued charter revenue totaling to ($10,385) is comprised of $5,028, separately reflected in Current assets, $9,555 separately reflected in Non-current assets, and $24,968 (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying September 30, 2013 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year is as follows:

Year ending December 31,	Amount
2013	998
2014	2,651
2015	(1,661)
2016	(5,275)
2017	(7,050)
2018	(48)
(10,385)

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

11. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current - continued:

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2012 and September 30, 2013, reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	2012	2013
Hires collected in advance	4,002	5,584
Charter revenue resulting from varying charter rates	18,234	24,968
Total	22,236	30,552
Less current portion	(5,595)	(7,128)
Non-current portion	16,641	23,424

12. Commitments and Contingencies:

(a) Long-term time charters: As at September 30, 2013, the Company has entered into time charter arrangements on all of its vessels in operation, including the four hulls under construction, with the exception of vessel Navarino, with international liner operators. These arrangements as at September 30, 2013, have remaining terms of up to 124 months (including the time charter agreements for vessels under construction as at September 30, 2013). As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount
2013	116,213
2014	470,874
2015	446,855
2016	417,343
2017	371,709
2018 and thereafter	622,744
2,445,738

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

12. Commitments and Contingencies - continued:

(b) As at September 30, 2013, as further disclosed in Note 5, the Company has entered into four shipbuilding contracts for the construction and acquisition of four newbuild vessels. The total aggregate price for all four newbuild vessels is $380,740, payable in installments until their deliveries. The remaining balance as of September 30, 2013 of $161,797 is payable as follows:

Year ending December 31,	Amount
2013	142,781
2014	19,016
161,797

Furthermore, pursuant to the Framework Agreement the Company has a contractual commitment of approximately $76,235 representing the 49% of the remaining construction cost of two vessels under construction (Note 9).

(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

13. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock and Preferred Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

13. Common Stock, Preferred Stock and Additional Paid-In Capital - continued:

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

On August 7, 2013, the Company issued 2,000,000, Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

 (b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012 and August 2013 and the net proceeds obtained for those shares.

 (c) Dividends paid: During the nine-month period ended September 30, 2012, the Company declared and paid to its common stockholders, (i) the amount of $16,281 or $0.27 per common share for the fourth quarter of 2011, (ii) the amount of $18,306 or $0.27 per common share for the first quarter of 2012 and (iii) the amount of $18,306 or $0.27 per common share for the second quarter of 2012. During the nine-month period ended September 30, 2013, the Company declared and paid to its common stockholders, (i) the amount of $20,196 or $0.27 per common share for the fourth quarter of 2012, (ii) the amount of $20,196 or $0.27 per common share for the first quarter of 2013 and (iii) the amount of $20,196 or $0.27 per common share for the second quarter of 2013.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

14. Earnings / (Loss) per share

All common shares issued are Costamare Inc. common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15 day of January, April, July and October of each year.  Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock that should be paid for the period.  Dividends accrued on Series B Preferred Stock during the nine-month periods ended September 30, 2013 and 2012, amounted to $585 and nil, respectively.

	2012	2013
	Basic EPS	Basic EPS
Net income	$58,198	$76,235
Less accrued earnings allocated to Preferred Stock	-	(585)
Net income available to common stockholders	58,198	75,650

Weighted average number of common shares, basic	65,582,847	74,800,000

Earnings per common share	$0.89	$1.01

15. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2013
Interest expense	21,196	23,617
Interest capitalized	(5,859)	(8,490)
Swap effect	37,613	38,420
Amortization of financing costs	849	1,056
Commitment fees	3,810	2,105
Bank charges and other	231	215
	57,840	56,923

16. Taxes:

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

17. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

17. Derivatives - continued:

The interest rate swap agreements designed as hedging instruments, as of December 31, 2012 and September 30, 2013, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2012	Fair value Sep. 30, 2013
30/6/2008	30/6/2015	425,000	4.03%p.a.	USD LIBOR 3M BBA	(18,407)	(10,954)
30/6/2008	30/6/2015	75,000	4.03%p.a.	USD LIBOR 3M BBA	(3,248)	(1,933)
30/9/2008	30/6/2015	100,000	4.09%p.a.	USD LIBOR 3M BBA	(4,403)	(2,619)
30/9/2008	30/6/2015	250,000	4.02%p.a.	USD LIBOR 3M BBA	(10,775)	(6,422)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(1,806)
16/5/2008	16/5/2014	75,000	3.88%p.a.	USD LIBOR 6M BBA	(2,671)	(1,806)
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	-
17/6/2008	17/6/2013	73,000	3.57%p.a.	USD LIBOR 6M BBA	(787)	-
21/2/2007	21/2/2017	85,000	Zero cost Interest rate Collar*		(11,122)	(7,670)
4/8/2008	5/8/2013	74,000	3.60%p.a.	USD LIBOR 6M BBA	(1,592)	-
30/6/2011	29/6/2018	50,000	3.45%p.a.	USD LIBOR 3M BBA	(19,783)	(14,067)
30/9/2011	29/6/2018	20,000	4.05%p.a.	USD LIBOR 3M BBA	(26,075)	(21,324)
28/9/2012	29/6/2018	40,000	3.60%p.a.	USD LIBOR 3M BBA	(5,852)	(4,054)
22/8/2011	22/8/2018	65,000	2.79%p.a.	USD LIBOR 6M BBA	(5,087)	(2,964)
31/1/2013	15/12/2020	133,700	3.51%p.a.	USD LIBOR 6M BBA	(16,672)	(10,495)
15/1/2014	15/1/2021	67,781	2.94%p.a.	USD LIBOR 3M BBA	(4,931)	(2,908)
15/2/2014	15/2/2021	67,781	2.99%p.a.	USD LIBOR 3M BBA	(4,990)	(2,909)
15/3/2014	15/3/2021	67,781	3.03%p.a.	USD LIBOR 3M BBA	(5,019)	(2,880)
5/4/2013	6/4/2020	30,000	2.39%p.a.	USD LIBOR 3M BBA	(1,892)	(1,017)
17/6/2013	15/6/2020	30,000	2.49%p.a.	USD LIBOR 3M BBA	(1,949)	(1,003)
15/8/2013	17/8/2020	30,000	2.58%p.a.	USD LIBOR 3M BBA	(2,009)	(1,174)
15/8/2013	17/8/2020	30,000	2.41%p.a.	USD LIBOR 3M BBA	(1,751)	(885)
5/4/2013	6/4/2020	30,000	2.24%p.a.	USD LIBOR 3M BBA	(1,684)	(771)
17/6/2013	15/6/2020	30,000	2.32%p.a.	USD LIBOR 3M BBA	(1,703)	(729)
15/8/2013	17/8/2020	16,400	2.46%p.a.	USD LIBOR 3M BBA	(1,050)	(531)
17/6/2013	15/6/2020	16,400	2.38%p.a.	USD LIBOR 3M BBA	(1,030)	(452)
5/4/2013	6/4/2020	16,400	2.29%p.a.	USD LIBOR 3M BBA	(1,006)	(467)
28/6/2013	23/6/2020	76,400	1.53%p.a.	USD LIBOR 3M BBA	-	1,077
28/8/2013	28/8/2020	76,400	1.60%p.a.	USD LIBOR 3M BBA	-	939

				Total fair value	(158,946)	(99,824)

*
Notional amount $85,000 amortizing zero-cost collar (2.23%-6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

17. Derivatives - continued:

The interest rate swaps included in the table above are designated for the Credit Facility discussed in Note 10 and the term loans discussed in Notes 10.2.1, 10.2.5, 10.2.6, 10.2.10, 10.2.11, 10.2.12, and 10.2.13.

In the nine-month periods ended September 30, 2012 and 2013, no ineffectiveness was realized on the interest rate swaps discussed under (a) above.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of both December 31, 2012 and September 30, 2013, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in its fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37%-6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. At December 31, 2012 and September 30, 2013, the fair value of this swap was a liability of $21,865 and $14,879, respectively and is included in Fair value of derivatives in the accompanying consolidated balance sheets.

(c) Foreign currency agreements: As of September 30, 2013, the Company had no outstanding Euro/USD foreign currency agreements.

As of December 31, 2012, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $5,000 at an average forward rate of Euro/U.S. dollar 1.280 expiring in monthly intervals up to February 2013.

The total fair value adjustment of forward contracts for the nine-month period ended September 30, 2013 was a loss of $165, and for the nine-month period ended September 30, 2012 was a gain of $1,242, and are included in Gain / (Loss) on derivative instruments in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the nine-month periods ended September 30, 2012 and 2013

Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2012	2013	Recognized in Income on Derivative (Ineffective Portion)	2012	2013
Interest rate swaps	11,633	92,011	Gain / (Loss) on	-	-
Reclassification to Net Income	(32,144)	(32,889)	derivative
Total	(20,511)	59,122	instruments	-	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

17. Derivatives - continued:

Derivatives Not Designated as Hedging Instruments under ASC 815

	Location of Gain /(Loss) Recognized on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2012	2013
Interest rate swaps	Gain / (Loss) on derivative instruments	(1,563)	6,986
Forward contracts	Gain / (Loss) on derivative instruments	1,242	(165)
Total		(321)	6,821

18. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements discussed in Note 17 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 17(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2012 and September 30, 2013, the fair value of these interest rate swaps in aggregate amounted to a liability of $180,811 and $114,703, respectively.

The fair market value of the forward contracts discussed in Note 17(c) determined through Level 2 of the fair value hierarchy as at December 31, 2012 and September 30, 2013 amounted to an asset of $165 and nil, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

18. Financial Instruments - continued:

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	165	-	165	-
Interest rate swaps—liability position	(180,811)	-	(180,811)	-
Total	(180,646)	-	(180,646)	-

	September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts—asset position	-	-	-	-
Interest rate swaps—liability position	(114,703)	-	(114,703)	-
Total	(114,703)	-	(114,703)	-

19. Comprehensive Income / (Loss):

During the nine-month period ended September 30, 2012, Other comprehensive income / (loss) decreased with net losses of $22,827 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($11,633), less the settlements to net income of derivatives that qualify for hedge accounting ($32,144) and (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($2,316). During the nine-month period ended September 30, 2013, Other comprehensive income / (loss) increased with net gains of $56,367 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting ($92,011), less the settlements to net income of derivatives that qualify for hedge accounting ($32,889), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($2,785) and (iii) the Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($30). For the nine-month periods ended September 30, 2012 and 2013, Comprehensive Income / (loss) amounted to $35,371 and $132,602, respectively.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements - Continued
September 30, 2012 and 2013
(Expressed in thousands of U.S. dollars, except share and per share data)

20. Subsequent Events:

(a) Declaration and payment of Dividends (preferred stock): On October 1, 2013, the Company declared a cash dividend of $0.3654 per share on its 7.625% Series B Preferred Stock for the period from August 6, 2013 to October 14, 2013. The dividend was paid on October 15, 2013, to all Series B Preferred Stock holders of record as of October 11, 2013.

(b) Declaration and payment of Dividends (common stock): On October 8, 2013, the Company declared a dividend of $0.27 per share for the third quarter ended September 30, 2013, payable on November 6, 2013 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange on October 23, 2013.

(c) Loan draw-down: On October 10, 2013, the Company drew down the amount of $38,032 in order to finance the fourth pre-delivery installments of the Hulls H1069A and H1070A (Note 10.2.10).